Iberdrola USA, Inc.

Durham Hall, 52 Farm View Drive

New Gloucester, Maine 04260

November 10, 2015

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Haseley, Attorney-Advisor

Re:	Iberdrola USA, Inc.
Registration Statement on Form S-4 (File No. 333-205727)

Dear Ms. Haseley:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Iberdrola USA, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (File No. 333-205727), as amended (the “Registration Statement”), to November 12, 2015 at 12:00 p.m., Eastern Time, or as soon as practicable thereafter on such date.

In the event that there is any change in the acceleration request set forth in the preceding paragraph, the Registrant will promptly notify the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of such change, in which case the Registrant may be making an oral request for acceleration of the effectiveness of the Registration Statement, as amended, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act. Such notification may be made by any officer of the Registrant or by any lawyer with White & Case LLP.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Vetterli at (212) 819-8816 or Jessica Chen at (212) 819-8503, both of White & Case LLP, with any questions you may have concerning this request. In addition, please notify Mr. Vetterli and Ms. Chen when this request for acceleration has been granted.

IBERDROLA USA, INC.

By:	/s/ R. Scott Mahoney
	Name:	R. Scott Mahoney
	Title:	General Counsel